EXHIBIT 99

LETTERS TO SELLING STOCKHOLDERS, OPTION HOLDERS AND WARRANT HOLDERS ADVISING THEM OF DIVISION OF CORPORATION FINANCE MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS, INTERPRETATION A.65 AND THE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION REGULATION M, INCLUDING EXHIBITS “A” AND “B” TO THE LETTERS.

eRoomSystem Technologies, Inc.
1072 Madison Ave.
Lakewood, NJ 08701

June 20, 2006

Attention:________________

Re: Registration of shares of common stock

Dear ____________________:

As a selling security holder in the registration statement on Form SB-2 of eRoomSystem Technologies, Inc., please be advised of the following SEC Division of Corporate Finance Manual of Publicly Available Telephone Interpretations, Interpretation A 65 - July 1997 Version:

"An issuer filed a form S-3 registration statement for a secondary offering of common stock which is not yet effective. One of the selling shareholders wanted to do a short sale of common stock "against the box" and cover the short sale with registered shares after the effective date. The issuer was advised the short sale could not be made before the registration statement becomes effective, because the shares underlying the short sale are deemed to be sold at the time such sales is made. There would, therefore, be a violation of Section 5 if the shares were effectively sold prior to the effective date."

In sum, you may not have a short position in the Company’s common stock prior to the effective date of the registration statement in which you have shares registered.

Further, as a selling security holder, please be advised of the requirements of Regulation M (a description of which is enclosed as Exhibit B as relates to short sales; for the complete text of Regulation M, please log on to the following web site: http://www.law.uc.edu.CCL/regM/index.html), which generally limits bids and purchases by issuers, selling security holders, and their affiliated purchasers during a restricted period of five days from the date on which the security is priced (the effective date of the registration statement) and generally regulates the market activities of persons with an interest in the outcome of an offering of securities.

We thank you in advance for your review of, and compliance with, the foregoing and attached materials.

Very truly yours,

/s/ David A. Gestetner

David A. Gestetner
Chief Executive Officer and President

Exhibit A

Regulation M

Regulation M regulates the market activities of persons with an interest in the outcome of an offering of securities and became effective on March 4, 1997.

Rule 105 - Short Selling in Connection with a Public Offering

a. Unlawful Activity. In connection with an offering of securities for cash pursuant to a registration statement or a notification on Form 1-A filed under the Securities Act, it shall be unlawful for any person to cover a short sale with offered securities purchased from an underwriter or broker or dealer participating in the offering, if such short sale occurred during the shorter of:
1. The period beginning five business days before the pricing of the offered securities and ending with such pricing; or

2. The period beginning with the initial filing of such registration statement or notification on Form 1-A and ending with the pricing.

b. Excepted Offerings. This section shall not apply to offerings that are not conducted on a firm commitment basis.

c. Exemptive Authority. Upon written application or upon its own motion, the Commission may grant an exemption from the provisions of this section, either unconditionally or on specified terms and conditions, to any transaction or class of transactions, or to any security or class of securities.